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                                              Contact:                 T.R. Reid
                                                                    616/923-3417
                                                   T.R._Reid@email.whirlpool.com



                DIFFICULT EUROPEAN ECONOMIC, INDUSTRY CONDITIONS
                WILL PUSH DOWN WHIRLPOOL'S 3Q, 1996 PERFORMANCE

  BENTON HARBOR, Mich. -- Sept. 27, 1996 -- Whirlpool Corporation (NYSE: WHR) said today that it anticipates third-quarter operating results, excluding restructuring, will be about 35 to 40 percent below those for the same 1995 period, and that the company has subsequently lowered its expectations for full-year results.

  The company said the less favorable outlook is caused primarily by conditions in Europe, its second-largest regional market, where a continued difficult economic and industry environment is contributing to a lack of margin improvement. While third-quarter results will be significantly better than those for second-quarter 1996, the situation will lead to a small quarterly operating loss at Whirlpool Europe. Near-term prospects for improved regional economic and industry performance are uncertain.

  Whirlpool Chairman and CEO David R. Whitwam said that year-to-date results from the company's North American and Latin American operations remain at record levels. He added that both regions are expected to perform strongly through the remainder of the year.

  The chairman said that Whirlpool will take a restructuring charge of about $30 million that will reduce net earnings in the third quarter. The charge will be for previously announced streamlining of the company's Asian headquarters and a North American refrigeration operation. Together, the two moves are expected to save $37 million annually once fully implemented by mid-1997.

  The company plans to announce full third-quarter results on Oct. 21.

  Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. Headquartered in Benton Harbor, the company manufactures in 12 countries and markets products under 11 major brand names in about 140 countries.

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